                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549


                                  FORM 11-K

              [X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

                 For the fiscal year ended December 31, 1998

                                   OR

              [ ] TRANSITION REPORT PURSUANT TO SECTION 15 (D) OF
                        THE SECURITIES EXCHANGE ACT OF 1934

               For the transition period from _______ to ________.

                        Commission file number 0-8467

A. Full title of the plan and the address of the plan, if different from that of the issuers named below:

                              WESBANCO, INC. KSOP

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                WesBanco, Inc.,
                                 1 Bank Plaza
                               Wheeling, WV 26003

                            WesBanco, Inc. KSOP

                         Audited Financial Statements

                     Years ended December 31, 1998 and 1997



                                  Contents
                                  -------


Report of Independent Auditors                                             3

Audited Financial Statements

Statements of Net Assets Available for Benefits with Fund Information 4 Statements of Changes in Net Assets Available for Benefits with Fund
  Information                                                            5-6
Notes to Financial Statements                                           7-12
Schedule I - Assets Held for Investment Purposes                          13
Schedule III - Schedule of Reportable Transactions                        14


Supplemental Information

Consent of Independent Auditors                                           16

                     Report of Independent Auditors

Pension Committee
WesBanco, Inc.

We have audited the accompanying statements of net assets available for benefits of the WesBanco, Inc. KSOP as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and schedules are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998 and 1997, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998, and reportable transactions for the year then ended are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security
Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the financial statements, and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.



                                              /s/ Ernst & Young LLP


June 11, 1999

                             WesBanco, Inc. KSOP

    Statements of Net Assets Available for Benefits With Fund Information

                     December 31, 1998 Fund Information
                     ----------------------------------
                             Federated
                               Prime                WesMark    Neuberger                             Neuberger
                            Obligations   Fixed      Growth    Guardian   Brandywine   Templeton      Genesis
                               Fund         Fund     Fund       Fund       Fund         Fund            Fund
                            -----------  ---------  ---------  ---------  ----------   ---------  ------------
Assets
Cash                        $       0    $       0  $       0  $       0  $        0   $       0  $         0
Investments at fair value     128,226      297,803    784,332    639,707     661,680     175,249            0
Contribution receivable         5,957       12,205     31,790     28,537      27,077       3,709            0
Pending transfers               8,100        2,928    (59,336)  (114,584)   (688,757)   (178,958)     522,011
Accrued dividends                   0            0          0          0           0           0            0
                            ---------    ---------  ---------  ---------  ----------   ---------  -----------
Net Assets Available for
  Benefits                  $ 142,283    $ 312,936  $ 756,786  $ 553,660  $        0   $       0  $   522,011
                            =========    =========  =========  =========  ==========   =========  ===========

                         December 31, 1998 Fund Information
                                   (Continued)

                             Harbor      Wesmark     Harbor      Federated              Allocated
                         International   Balanced  Appreciation   Max-Cap   WesBanco    WesBanco     Total
                             Fund         Fund        Fund         Fund      Stock        Stock       Plan
                         -------------   --------  ------------  ---------  ---------  ----------  ----------
Assets
Cash                        $       0    $       0  $       0    $       0  $      35  $       61  $       96
Investments at fair value           0            0          0            0    582,975   5,105,822   8,375,794
Contribution receivable             0            0          0            0     24,193           0     133,468
Pending transfers             165,638       92,782     87,591      114,799     47,786           0           0
Accrued dividends                   0            0          0            0          0      36,345      36,345
                            ---------    ---------  ---------    ---------  ---------  ----------  ----------
Net Assets Available for
  Benefits                  $ 165,638    $  92,782  $  87,591    $ 114,799  $ 654,989  $5,142,228  $8,545,703
                            =========    =========  =========    =========  =========  ==========  ==========


                          December 31, 1997 Fund Information
                          ----------------------------------

                              Federated
                                Prime               WesMark     Neuberger
                             Obligations   Fixed     Growth     Guardian   Brandywine
                                 Fund      Fund       Fund        Fund       Fund
                             ----------  ---------  ---------   ---------  ----------
Assets
Cash                         $        0  $      87  $     195   $     181  $     204
Investments at fair value       145,624    212,871    449,563     418,346    463,550
Contribution receivable           8,481     13,795     26,330      27,104     31,514
Pending transfers                  (189)     6,641      2,290      (2,238)     3,505
Accrued dividends                     0          0          0           0          0
                             ----------  ---------  ---------   ---------  ---------
    Total Assets                153,916    233,394    478,378     443,393    498,773
                             ----------  ---------  ---------   ---------  ---------

Liabilities
Accounts payable                      0     20,670          0           0          0
Note payable to bank                  0          0          0           0          0
                             ----------  ---------  ---------   ---------  ---------
  Total liabilities                   0     20,670          0           0          0
                             ----------  ---------  ---------   ---------  ---------
Net Assets Available for
   Benefits                  $  153,916  $ 212,724  $ 478,378   $ 443,393  $ 498,773
                             ==========  =========  =========   =========  =========


                          December 31, 1997 Fund Information
                                     (Continued)
                          ----------------------------------

                                                    Allocated   Unallocated
                             Templeton   WesBanco    WesBanco    WesBanco      Total
                               Fund       Stock       Stock       Stock         Plan
                             ---------   ---------  ----------   ---------    ----------
Assets
Cash                         $      57   $     148  $   40,520   $       0    $   41,392
Investments at fair value      147,117     334,495   4,711,320     175,350     7,058,236
Contribution receivable         10,569      20,327           0           0       138,120
Pending transfers              (18,103)      8,094           0           0             0
Accrued dividends                    0           0      31,409       1,066        32,475
                             ---------   ---------  ----------   ---------    ----------
    Total Assets               139,640     363,064   4,783,249     176,416     7,270,223
                             ---------   ---------  ----------   ---------    ----------

Liabilities
Accounts payable                     0           0           0           0        20,670
Note payable to bank                 0           0           0      97,155        97,155
                             ---------   ---------  ----------   ---------    ----------
  Total liabilities                  0           0           0      97,155       117,825
                             ---------   ---------  ----------   ---------    ----------
Net Assets Available for
  Benefits                   $ 139,640   $ 363,064  $4,783,249   $  79,261    $7,152,398
                             =========   =========  ==========   =========    ==========

The accompanying Notes to Financial Statements are an integral part of these financial statements.

                              WesBanco, Inc. KSOP

            Statements of Changes in Net Assets Available for Benefits
                              With Fund Information

              For the year ended December 31, 1998 Fund Information

                                     Federated
                                       Prime                  WesMark    Neuberger                          Neuberger     Harbor
                                    Obligations     Fixed      Growth    Guardian    Brandywine  Templeton  Genesis   International
                                       Fund         Fund        Fund       Fund        Fund         Fund      Fund       Fund
                                     ---------    ---------   ---------  ---------   ---------   ---------  ---------  ------------
Additions:
Contributions and contributions
  receivable:
     Employer                        $  13,732    $  24,624   $  54,297  $  51,650   $  54,360   $  13,808  $       0  $        0
     Employees                          47,566       85,256     201,126    200,443     226,439      60,784          0           0
                                     ---------    ---------   ---------  ---------   ---------   ---------  ---------  ----------
                                        61,298      109,880     255,423    252,093     280,799      74,592          0           0
Investment income:
  Interest and dividends                 7,820       15,589      48,288     97,184       7,052      18,791          0           0
                                     ---------    ---------   ---------  ---------   ---------   ---------  ---------  ----------
Net realized gains/(losses)and
  unrealized appreciation/(depreciation)
  in fair value of investments               0       23,630      31,571    (78,788)     (1,220)    (26,897)         0           0

Deductions:
  Distributions to participants         51,834       32,398      56,184     51,263      62,701      16,555          0           0
  Payments of interest on note payable       0            0           0          0           0           0          0           0
                                     ---------    ---------   ---------  ---------   ---------   ---------  ---------  ----------
                                        51,834       32,398      56,184     51,263      62,701      16,555          0           0
Transfers and allocations
(deductions)/additions:
  Interfund transfers                  (28,917)     (16,489)       (690)  (108,959)   (722,703)   (189,571)   522,011     165,638
                                     ---------    ---------   ---------  ---------   ---------   ---------  ---------  ----------
 Net additions(deductions)             (11,633)     100,212     278,408    110,267    (498,773)   (139,640)   522,011     165,638
Net Assets Available for Benefits
 at beginning of year                  153,916      212,724     478,378    443,393     498,773     139,640          0           0
                                     ---------    ---------   ---------  ---------   ---------   ---------  ---------  ----------

Net Assets Available for Benefits
 at end of year                      $ 142,283    $ 312,936   $ 756,786  $ 553,660   $       0   $       0  $ 522,011  $  165,638
                                     =========    =========   =========  =========   =========   =========  =========  ==========



              For the year ended December 31, 1998 Fund Information
                                 (Continued)


                                             Wesmark      Harbor      Federated                Allocated  Unallocated
                                             Balanced   Appreciation   Max-Cap     WesBanco    Wesbanco     WesBanco      Total
                                               Fund         Fund         Fund       Stock        Stock       Stock         Plan
                                             --------   ------------  ---------    ---------  ----------   ----------   ----------

Additions:
Contributions and contributions
  receivable:
    Employer                                         0   $       0     $       0   $  40,683   $       0   $  622,824   $  875,978
    Employees                                        0           0             0     176,716           0            0      998,330
                                            ----------   ---------    ----------   ---------   ---------   ----------   ----------
                                                     0           0             0     217,399           0      622,824    1,874,308
Investment income:
   Interest and dividends                            0           0             0      15,614     137,620        1,880      349,838
                                           -----------   ---------    ----------   ---------   ---------   ----------   ----------

Net realized gains/(losses)and
  unrealized appreciation/(depreciation)
  in fair value of investments                       0           0             0       7,159     (94,203)      (2,923)    (141,671)

Deductions:
   Distributions to participants                     0           0             0      32,755     378,858            0      682,548
   Payments of interest on note payable              0           0             0           0           0        6,622        6,622
                                           -----------   ---------    ----------   ---------   ---------   ----------   ----------
                                                     0           0             0      32,755     378,858        6,622      689,170
Transfers and allocations
(deductions)/additions:
   Interfund transfers                          92,782      87,591       114,799      84,508     694,420     (694,420)           0
                                           -----------   ---------    ----------   ---------   ---------   ----------   ----------

Net additions(deductions)                       92,782      87,591       114,799     291,925     358,979      (79,261)   1,393,305
Net Assets Available for Benefits
   at beginning of year                              0           0             0     363,064   4,783,249       79,261    7,152,398
                                           -----------   ---------    ----------   ---------   ---------   ----------   ----------

Net Assets Available for Benefits
   at end of year                          $    92,782   $  87,591    $  114,799   $ 654,989  $5,142,228   $        0   $8,545,703
                                           ===========   =========    ==========   =========  ==========   ==========  ===========

The accompanying Notes to Financial Statements are an integral part of these financial statements.

Statements of Changes in Net Assets Available for Benefits With Fund Information


                 For the year ended December 31, 1997 Fund Information
                                   (Continued)

                                         Federated
                                           Prime                  WesMark    Neuberger
                                        Obligations     Fixed      Growth    Guardian    Brandywine
                                           Fund         Fund        Fund       Fund        Fund
                                        -----------   ---------   ---------  ---------   ---------
Additions:
Contributions and contributions
receivable:
    Employer                            $    13,709   $   27,113  $  47,000  $  49,914   $  55,577
    Employees                                78,847       84,556    164,808    169,912     212,998
                                        -----------   ----------  ---------  ---------   ---------
                                             92,556      111,669    211,808    219,826     268,575
Investment income:
    Interest and dividends                    5,252       11,448     24,388     58,652      80,765
                                        -----------   ----------  ---------  ---------   ---------

Net realized gains/(losses)and
  unrealized appreciation/(depreciation)
  in fair value of investments                    0      (16,669)    47,299    (16,342)    (57,565)

Deductions:
  Distributions to participants               5,497       11,306     14,919     19,201      15,152
  Payments of interest on note payable            0            0          0          0           0
  Administrative expenses                         0            0          0          0           0
                                        -----------   ----------  ---------  ---------   ---------
                                              5,497       11,306     14,919     19,201      15,152
Transfers and allocations
(deductions)/additions:
   Interfund transfers                        8,906      (12,331)    11,810    (16,335)     13,324
   Allocation of cash and shares                  0            0          0          0           0
                                        -----------   ----------  ---------  ---------   ---------
                                              8,906      (12,331)    11,810    (16,335)     13,324
                                        -----------   ----------  ---------  ---------   ---------

Net additions(deductions)                   101,217       82,811    280,386    226,600     289,947
Net Assets Available for Benefits
 at beginning of year                        52,699      129,913    197,992    216,793     208,826
                                        -----------   ----------  ---------  ---------   ---------

Net Assets Available for Benefits
 at end of year                         $   153,916   $  212,724  $ 478,378  $ 443,393   $ 498,773
                                        ===========   ==========  =========  =========   =========



         For the year ended December 31, 1997 Fund Information
                              (Continued)


                                                                     Allocated    Unallocated
                                           Templeton    WesBanco      Wesbanco     WesBanco      Total
                                              Fund       Stock         Stock        Stock        Plan
                                          ----------   ----------   ------------  -----------  ----------

Additions:
Contributions and contributions
receivable:
    Employer                              $   18,371   $   29,057   $         0   $  490,000   $  730,741
    Employees                                 70,198      136,290             0            0      917,609
                                          ----------   ----------   -----------   ----------   ----------
                                              88,569      165,347             0      490,000    1,648,350
Investment income:
   Interest and dividends                     15,700        5,176       112,636       16,964      330,981
                                          ----------   ----------   -----------   ----------   ----------

Net realized gains/(losses) and
  unrealized appreciation/(depreciation)
   in fair value of investments              (12,201)      63,537     1,316,606       48,710    1,373,375

Deductions:
   Distributions to participants               3,714       13,846       213,114            0      296,749
   Payments of interest on note payable            0            0             0       37,776       37,776
   Administrative expenses                       319            0         5,736            0        6,055
                                          ----------   ----------   -----------   ----------   ----------
                                               4,033       13,846       218,850       37,776      340,580
Transfers and allocations
(deductions)/additions:
    Interfund transfers                      (29,662)      24,288             0            0            0
    Allocation of cash and shares                  0            0       695,517     (695,517)           0
                                          ----------   ----------   -----------   ----------   ----------
                                             (29,662)      24,288       695,517     (695,517)           0
                                          ----------   ----------   -----------   ----------   ----------

Net additions(deductions)                     58,373      244,502     1,905,909     (177,619)   3,012,126
Net Assets Available for Benefits at
beginning of year                             81,267      118,562     2,877,340      256,880    4,140,272
                                          ----------   ----------   -----------   ----------   ----------
Net Assets Available for Benefits
 at end of year                           $  139,640   $  363,064   $ 4,783,249   $   79,261   $7,152,398
                                          ==========   ==========   ===========   ==========   ==========

The accompanying Notes to Financial Statements are an integral part of these financial statements.

                             WesBanco, Inc. KSOP
                         Notes to Financial Statements



Note 1 - Plan Description
-------------------------
The WesBanco, Inc. Employee Stock Ownership Plan (ESOP)was amended and restated effective as of January 1, 1996 by adding a qualified cash or deferral arrangement under Section 401(k) of the Internal Revenue Code of 1986, as amended, and renaming the WesBanco, Inc. Employee Stock Ownership Plan the WesBanco, Inc. KSOP (the Plan).

WesBanco, Inc. is a multi-bank holding company offering a full range of financial services, including trust and mortgage banking services, through offices located in West Virginia and Eastern Ohio. During 1998 the Plan covered substantially all employees of WesBanco, Inc. (the Company) who met the eligibility requirements. The Plan has two Trustees, Bank One and WesBanco Bank Wheeling. As of January 1, 1999 all assets of the Plan have been transferred to WesBanco Bank Wheeling.

The ESOP portion of the Plan, established on December 31, 1986, is a non-contributory, defined contribution Plan. A participant must complete at least 1,000 hours of service in the year and be employed on December 31 of each year. The ESOP borrowed money and used the proceeds of the loan to buy common stock of the Company. The ESOP holds common stock in a suspense account until principal payments are made on the loan. As loan payments are made, an amount of common stock is released from the suspense account and allocated to the accounts of the participants based on the participant's compensation.

The borrowing is collateralized by the unallocated shares of stock and periodic payments are guaranteed by the Company. The lender has no rights against shares once they are allocated under the ESOP. Accordingly, the notes to the financial statements of the Plan for the years 1998 and 1997 present separately the assets and liabilities and changes therein pertaining to: (a) the stock that has been allocated to the accounts of the employees (allocated) and (b) stock not yet allocated to the accounts of employees (unallocated). During 1998, the loan was paid off, thereby releasing the unallocated shares and reclassifying them as allocated; thus there is no unallocated stock at December 31, 1998.

Contributions to the ESOP by the Company are made in an amount determined by the Board of Directors. For any year in which the loan is outstanding, the contribution may be no less than is needed to pay the principal and interest on the loan for that year. Contributions and forfeitures are allocated to participants in proportion to each participant's compensation, but cannot exceed the lesser of $30,000 or 25% of such participant's compensation during the Plan year.

                             WesBanco, Inc. KSOP
                        Notes to Financial Statements



Note 1 - Plan Description (continued)
-------------------------------------
Participant's interests in the ESOP are fully vested after five years of continuous service. Generally, termination of employment for reasons other than death, normal retirement or permanent disability prior to completion of five years of continuous service results in forfeiture.

Distributions to participants who have left employment of the Company or their beneficiaries may be paid in either cash or stock in lump sum or installments over a period that the participant selects, within certain plan restrictions.

Trustee fees may be paid by the Plan or Plan Sponsor (WesBanco, Inc.), at the discretion of the Plan Sponsor.

The Plan, which falls under the guidelines of Section 401(k), established on January 1, 1996, provides for salary deferral and matching employer contributions. The Plan is designed to enable eligible employees to invest the employee deferral, employer matching and employee rollover contribution among funds that are made available by the Plan Administrator. Effective January 1, 1999, all employer matching funds will be invested in employer stock. An employee shall become a participant in the Plan on the employee's employment date effective on January 1, April 1, July 1 or October 1 following such employee's employment date, if the employee has reached the employee's twenty-first birthday.

Matching contributions to the 401(k) will equal 50% of the first 2% of compensation deferred and 25% of the next 2% of compensation deferred. The amount of the contribution will not be greater than the amount permitted by federal law. Participant's interests are 100% vested in the employee deferral, employer matching, and rollover accounts.

Hardship distributions can be made from a participant's employee deferral account (401(k)) with approval by the Plan Administrator, if specific criteria is met.

The Plan is administered by a committee comprised of employees and Directors appointed by the Board of Directors of the Company.

                            WesBanco, Inc. KSOP
                        Notes to Financial Statements



Note 2 - Summary of Significant Accounting Policies
---------------------------------------------------
The financial statements of the Plan are prepared on the accrual basis. Purchases and sales of securities are accounted for as of the trade date. Interest and dividend income is recorded as earned.

Valuation of Investments
------------------------
Marketable securities are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year; investments traded in the over-the-counter market and listed securities for which no sale was reported on the date are valued at the average of the last reported bid and ask prices. The fair value of participation units in mutual funds is based on quoted redemption values, which approximate fair value.

Use of Estimates
----------------
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassification
----------------
Certain amounts in the financial statements for prior years have been reclassified to conform to the statement presentation for the current year. These reclassifications have no effect on Net Assets Available for Plan Benefits.

Note 3 - Priorities Upon Termination of the Plan
------------------------------------------------
The Company reserves the right to terminate the Plan at any time. In the event the Plan is completely or partially terminated or the Company determines it will permanently discontinue making contributions to the Plan, all property then credited to the participants' accounts will immediately become fully vested and nonforfeitable. The Trustee will be directed to either continue to hold the property in the participants' accounts in accordance with the provisions of the Plan until such accounts would become distributable under the provisions of the Plan, or distribute to such participants all property allocated to their accounts.

                           WesBanco, Inc. KSOP
                      Notes to Financial Statements

Note 4 - Transactions with Parties-in-Interest
----------------------------------------------
Legal, accounting and other administrative fees are paid at the discretion of the Sponsor by the Plan or Plan Sponsor. The Plan is administered by the Plan Sponsor.

Note 5 - Note Payable
---------------------
During November 1995, the WesBanco ESOP Trust renegotiated its existing line of credit with an affiliated lender. Conditions of the loan agreement provide for a line of credit in the aggregate amount of $1,000,000 to facilitate purchases of WesBanco Common Stock in the open market. The loan bears interest at a rate equal to the lender's base rate and requires annual repayments of principal equal to 20% of the balance at January 1 of each year. The loan has a final maturity date of 5 years from the date of inception.
The $1,000,000 revolving line of credit had a balance of $0 and $97,155 as of December 31, 1998 and 1997, respectively.

Note 6 - Income Tax Status
--------------------------
The Plan has received a determination letter from the Internal Revenue Service dated May 28, 1998, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan was amended subsequent to the IRS determination letter. Therefore, the amendments are not covered by the determination leter. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore believes that the Plan is qualified and the related trust is tax exempt.

Note 7 - Investments
--------------------
As of December 31 1998, the investments in the Brandywine Fund and Templeton Fund were pending transfer at the employees' discretion to other funds.

All investment information disclosed in the accompanying financial statements and schedules in total and by fund, including investments held at December 31, 1998 and 1997, and net appreciation /(depreciation) in fair value of investments, interest, dividends and investment management fees for the years ended December 31, 1998 and 1997, were obtained or derived from information supplied to the plan administrator and certified as complete and accurate by the Trustee.

                            WesBanco, Inc. KSOP
                       Notes to Financial Statements

Note 7 - Investments (continued)
--------------------------------
The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                                           Fair Market Value
                                                             1998      1997
                                                           -------   -------
WesBanco Common Stock (192,841 and 173,450
  Shares in 1998 and 1997, respectively)                $5,688,797 $5,221,165
WesMark Growth Fund                                        784,332    449,563
Neuberger Guardian Fund                                    639,707    418,346
Brandywine Fund                                            661,680    463,550

Note  8  - Year 2000 Readiness Disclosure (unaudited)
-----------------------------------------------------
The Year 2000 issue primarily results from computer software and hardware that is date-sensitive and may recognize "00" as the Year 1900 instead of the Year 2000 which may cause system failure, miscalculations and other
temporary disruptions of operations.   The Plan Sponsor, has assembled a Task
Force to take the appropriate steps necessary to resolve Year 2000 issues in a timely manner.

As of March 31, 1999, information technology systems and mission critical vendor supplied software of the Plan Trustee, WesBanco Bank Wheeling Trust Department, have been successfully tested and certified as Year 2000 compliant. Additionally, the Plan Trustee expects to complete an evaluation of fiduciary assets that may contain significant Year 2000 risks to customers by September 30, 1999.

The Plan's third party service providers have also been assessed by the Plan Sponsor for their capability to resolve Year 2000 issues and attain compliance. All significant third party service providers have confirmed they are Year
2000 compliant. Contingency plans, which set forth procedures for handling potential disruptions to operations, are currently being developed by the Plan Sponsor. All phases of the contingency plans are scheduled for completion by September 30, 1999. Costs associated with becoming Year 2000 ready are immaterial and will be paid by the Plan Sponsor.

The Plan Sponsor has no means of ensuring that third party service providers will be Year 2000 ready. The inability of those parties to complete their Year 2000 process could have a material impact on the operations of the Plan. The Plan Sponsor is unable to determine the economic impact, if any, of the Year 2000 on the value of the net assets in the Plan.

                             WesBanco, Inc. KSOP
                        Notes to Financial Statements

Note 9 - Subsequent Events
--------------------------
On March 31, 1998, WesBanco completed its business combination with Commercial BancShares, Incorporated. At December 31, 1998 substantially all employees were included in either the WesBanco or Commercial BancShares' KSOP Plans. At December 31, 1998, the Trust Assets in Commercial's KSOP were $15.3 million. Both KSOP plans consist of non-contributory stock ownership (ESOP) and 401(k) Plans. Effective January 1, 1999, Commercial BancShares' KSOP was merged into WesBanco's KSOP.

                              WESBANCO, INC. KSOP
                        Schedule I - Form 5500, Item 27a -
                 Schedule of Assets Held for Investment Purpose
                              December 31, 1998
                               EIN # 55-0571723
                                  Plan #002


Units/Shares          Description                             Cost    Market Value
----------------------------------------------------------------------------------
128,226        Federated Prime Obligations Fund           $  128,226   $  128,226
 29,357        WesBanco Bank Wheeling Fixed Income Fund*     291,366      297,803
 64,982        WesBanco Bank WesMark Fund*                   698,275      784,332
 28,533        Neuberger & Berman Guardian Fund              732,144      639,707
192,841        WesBanco Common Stock*                      3,347,295    5,688,797
 21,852        Brandywine Fund                               704,480      661,680
 20,888        Templeton Foreign Fund                        209,330      175,249
                                                          ----------   ----------
                                                          $6,111,116   $8,375,794
                                                          ==========   ==========
* Party-in-interest.




                           WESBANCO, INC. KSOP
             Schedule III - Schedule of Reportable Transactions
                           December 31, 1998
                            EIN #55-0571723
                               Plan # 002






        There were no type (I), (II), (III) or (IV) transactions for 1998.


								SIGNATURES

The Plan.

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                           WESBANCO, INC. KSOP
                                           -------------------
                                             (Name of Plan)



June 29, 1999                              /s/ Paul M. Limbert
--------------                             -------------------------------
   Date                                    Chairman of the KSOP Committee
                                           WesBanco, Inc., Executive Vice
                                           President & Chief Financial Officer






